CHINA ELECTRONICS HOLDINGS, INC.
Building 3, Binhe District, Longhe East Road,
Lu’an City, Anhui Province, PRC, 237000

August 22, 2013

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Attn:	Mara L. Ransom

Re:	China Electronics Holdings, Inc. Registration Statement on Form S-1, as amended (“Registration Statement”) File No. 333-169968

Dear Mara L. Ransom,

                   Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the Registrant, hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the Registration Statement, together with all exhibits and amendments thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registration Statement was first filed with the Commission on October 15, 2010.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Yue Cao Esq. of Eaton & Van Winkle LLP at ycao@evw.com or 212-561-3617.

Very truly yours,

/s/ Hailong Liu
Hailong Liu
President and Chairman